United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):

June 1, 2020

Fidelity National Financial, Inc.

(Exact name of Registrant as Specified in its Charter)

001-32630

(Commission File Number)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	16-1725106 (IRS Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(Addresses of Principal Executive Offices)

(904) 854-8100

(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
FNF common Stock, par value $.0001 per share	FNF	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Supplemental Indenture

On June 1, 2020, upon consummation of the Mergers (defined below) the registrant, Fidelity National Financial, Inc., a Delaware corporation (“FNF”), entered into a Supplemental Indenture with Fidelity & Guaranty Life Holdings, Inc. (“FG Life” or the “Issuer”), and Wells Fargo Bank, National Association, as trustee (the “Supplemental Indenture”), to the Indenture (as supplemented by the Supplemental Indenture, the “Indenture”), dated as of April 20, 2018, by and among FG Life, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee, related to FG Life’s 5.50% Senior Notes due 2025 (the “Notes”).

Pursuant to the terms of the Supplemental Indenture, FNF became a guarantor of FG Life’s obligations under the Notes and agreed to fully and unconditionally guarantee the Notes, on a joint and several basis with the guarantors named in the Indenture.

The foregoing summary of the Supplemental Indenture does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Supplemental Indenture, which is filed as Exhibit 4.1 hereto and incorporated by reference herein.

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On June 1, 2020, FNF completed its previously announced acquisition of FGL Holdings (“FGL”) pursuant to the Agreement and Plan of Merger, dated as of February 7, 2020, by and among FNF, FGL, F I Corp., a Cayman Islands exempted company (“Merger Sub I”) and F II Corp., a Cayman Islands exempted company (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), as amended by the First Amendment to the Agreement and Plan of Merger, dated as of April 24, 2020, by and among FNF, F I Corp., F II Corp. and FGL (the Agreement and Plan of Merger, as amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub I merged with and into FGL (the “First Merger”) with FGL surviving the First Merger (the “Surviving Company”) and becoming a wholly owned subsidiary of FNF as a result of the First Merger in accordance with the Companies Law (2020 Revision) of the Cayman Islands (the “CICL”), and immediately following the First Merger, the Surviving Company merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger and remaining a wholly owned subsidiary of FNF as a result of the Second Merger in accordance with the CICL. Each ordinary share, par value $0.0001 per share of FGL (the “Ordinary Shares”) (other than (i) shares owned by FGL and any of its subsidiaries or FNF and any of its subsidiaries and (ii) shares in respect of which dissenters’ rights have been properly exercised and perfected under Cayman Islands law) was canceled and converted automatically into the right to receive (i) $12.50 in cash or (ii) 0.2558 shares of common stock of FNF (“FNF Common Stock”). The Mergers were effective on June 1, 2020.

In connection with the Mergers, FNF issued approximately 27 million shares of FNF Common Stock and paid approximately $1.8 billion in cash to former holders of FGL ordinary and preferred shares.

Upon the closing of the Mergers, the Ordinary Shares and the FGL warrants, which previously traded under the ticker symbols “FG” and “FG WS,” respectively, on the New York Stock Exchange (the “NYSE”), ceased trading on, and were delisted from, the NYSE.

Additionally, all options to purchase Ordinary Shares (“FGL Share Option”) and phantom units denominated in Ordinary Shares (“FGL Phantom Unit”), in each case, outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”), were cancelled and converted into options to purchase FNF Common Stock and phantom units denominated in FNF Common Stock at the First Effective Time (collectively, the “Rollover Awards”), as applicable. The Rollover Awards are generally subject to the same terms and conditions as the applicable cancelled FGL Share Option or FGL Phantom Unit immediately prior to the First Effective Time, except that (i) all performance-vesting criteria are deemed satisfied at the First Effective Time at the levels described in the Merger Agreement and such Rollover Awards are subject only to time-based vesting conditions after the First Effective Time, and (ii) immediately prior to the First Effective Time, additional time-vesting credits were provided to holders in respect of FGL Share Options and FGL Phantom Units granted prior to January 1, 2020, as described in the Merger Agreement.

Additionally, each warrant to purchase FGL Ordinary Shares was converted into the right to purchase and receive upon exercise $8.18 in cash and 0.0883 shares of our common stock (the “Warrants”). In accordance with the Warrant Agreement, dated as of May 19, 2016, between Continental Stock Transfer & Trust Company and CF Corporation (the “Warrant Agreement”) pursuant to which the Warrants were issued, if the registered holder of the Warrant properly exercises the Warrant within thirty days following the closing of the Mergers, the exercise price will be reduced to $7.68, which represents a reduction in the warrant exercise price of $11.50 by an amount equal to the difference of (i) $11.50 (the warrant exercise price in effect prior to such reduction) minus (ii) (A) $9.40, the volume weighted average price of the FGL Ordinary Shares as reported during the 10 trading-day period ending on the trading day prior to the closing of the Mergers minus (B) $1.72, the Black-Scholes Warrant Value of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The description of the Mergers and the Merger Agreement contained in this Item 2.01 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Form 8-K filed by FNF with the Securities and Exchange Commission (“SEC”) on February 7, 2020, as amended by the First Amendment to the Merger Agreement, which was filed as Exhibit 2.2 to FNF’s S-4 (Registration No. 333-237540), dated April 1, 2020 and amended on April 24, 2020), each of which is incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is incorporated by reference into this Item 2.03.

As of June 1, 2020, $550 million in aggregate principal amount of Notes was outstanding. The Notes are due May 1, 2025 and were issued pursuant to the Indenture. At any time prior to February 1, 2025, the Issuer may, at its option, redeem the Notes in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest to, but excluding, the redemption date. Thereafter, the Issuer may, at its option, redeem the Notes in whole or in part at any time at the Issuer’s option at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date.

The Notes are fully and unconditionally guaranteed by the Issuer’s direct parent, FGL US Holdings Inc., a Delaware corporation, the Issuer’s indirect parent, CF Bermuda Holdings (the “Parent”), and certain existing and future wholly-owned domestic restricted subsidiaries of the Parent, other than its insurance subsidiaries. Under certain circumstances, the Indenture permits the Parent to designate certain of its subsidiaries as unrestricted subsidiaries, which subsidiaries will not be subject to the covenants in the Indenture and will not guarantee the Notes.

In the event of a Change of Control Triggering Event (as defined in the Indenture), each holder of the Notes will have the right to require the Issuer to repurchase all or any part of such holder’s Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. If the Issuer sells assets outside the ordinary course of business and does not use the net proceeds for specified purposes, it may be required to use such net proceeds to make an offer to repurchase the Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Indenture contains covenants that restrict the Parent’s and its restricted subsidiaries’ ability to, among other things, pay dividends on or make other distributions in respect of equity interests or make other restricted payments, make certain investments, incur or guarantee additional indebtedness, create liens on certain assets to secure debt, sell certain assets, consummate certain mergers or consolidations or sell all or substantially all assets, or enter into transactions with affiliates.

The Indenture also provides for customary events of default, including non-payment of principal, interest or premium, failure to comply with covenants, and certain bankruptcy or insolvency events.

The foregoing summary of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Indenture, which is incorporated by reference as Exhibit 4.2 hereto.

Item 8.01.	Other Events.

On June 1, 2020, FGL and FNF issued a joint press release in connection with the closing of the Mergers. A copy of the press release is furnished as Exhibit 99.1 hereto.

Item 9.01	Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

FNF has determined that, pursuant to Section 2045.16 of the Division of Corporation Finance Financial Reporting Manual, no additional financial information is necessary to be filed in connection with the consummation of the Mergers.

(b) Pro forma financial information.

FNF has determined that, pursuant to Section 2045.16 of the Division of Corporation Finance Financial Reporting Manual, no additional financial information is necessary to be filed in connection with the consummation of the Mergers.

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 7, 2020, by and among FGL Holdings, Fidelity National Financial, Inc., F I Corp. and F II Corp. (incorporated by reference to Exhibit 2.1 to FNF’s Current Report on Form 8-K filed with the SEC on February 7, 2020).

2.2	First Amendment to the Agreement and Plan of Merger, dated as of April 24, 2020, by and among FGL Holdings, Fidelity National Financial, Inc., F I Corp. and F II Corp. (incorporated by reference to Exhibit 2.2 to FNF’s S-4 (Registration No. 333-237540), dated April 1, 2020 and amended on April 24, 2020).

4.1	Supplemental Indenture, dated as of June 1, 2020, by and among Fidelity & Guaranty Life Holdings, Inc., Fidelity National Financial, Inc., and Wells Fargo Bank, National Association, as trustee.

4.2	Indenture, dated as of April 20, 2018, by and among Fidelity & Guaranty Life Holdings, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FGL Holdings on April 25, 2018).

99.1	Joint Press Release issued by FGL and FNF, dated June 1, 2020.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc., F I Corp. and F II Corp. (incorporated by reference to Exhibit 2.1 of FNF’s Current Report on Form 8-K filed with the SEC on February 7, 2020).

2.2	First Amendment to the Agreement and Plan of Merger, dated as of April 24, 2020, by and among Fidelity National Financial, Inc., F I Corp., F II Corp. and FGL Holdings (incorporated by reference to Exhibit 2.2 to FNF’s S-4 (Registration No. 333-237540), dated April 1, 2020 and amended on April 24, 2020).

4.1	Supplemental Indenture, dated as of June 1, 2020, among Fidelity & Guaranty Life Holdings, Inc., Fidelity National Financial, Inc., and Wells Fargo Bank, National Association, as trustee.

4.2	Indenture, dated as of April 20, 2018, among Fidelity & Guaranty Life Holdings, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FGL Holdings on April 25, 2018).

99.1	Joint Press Release issued by FGL and FNF, dated June 1, 2020.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fidelity National Financial, Inc.

Date: June 1, 2020	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit 4.1

EXECUTION VERSION

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 1, 2020, among Fidelity National Financial, Inc. (the “FNF Parent”), FIDELITY & GUARANTY LIFE HOLDINGS, INC. (or its permitted successor), a Delaware corporation (the “Company”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee (together with its successors and assigns, in such capacity, the “Trustee”) under the Indenture referred to below.

WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Base Indenture”), dated as of April 20, 2018 and a supplemental indenture (the “First Supplemental Indenture”), dated as of April 20, 2018 (together with the Base Indenture and as subsequently amended or modified from time to time, the “Indenture”), providing for the issuance of 5.50% Senior Notes due 2025 (the “Notes”);

WHEREAS, Section 9.1(v) of the Indenture provides that the Indenture or the Notes may be amended or supplemented without notice to or the consent of any Holder to, among other things, add Guarantees with respect to the Notes;

WHEREAS, Section 9.1(vii) of the Indenture provides that the Indenture or the Notes may be amended or supplemented without notice to or the consent of any Holder to, among other things, make changes that would provide additional rights to the Holders;

WHEREAS, concurrently with the execution, delivery and effectiveness hereof, the FNF Parent has consummated the acquisition of the Company pursuant to the Agreement and Plan of Merger, dated as of February 7, 2020, by and among the FNF Parent, F I Corp, a Cayman Islands exempted company and wholly owned subsidiary of the FNF Parent, F II Corp., a Cayman Islands exempted company and wholly owned subsidiary of the FNF Parent, and FGL Holdings, a Cayman Islands exempted company (the “Mergers”);

WHEREAS, in connection with the consummation of the Mergers, the FNF Parent desires to fully, unconditionally and irrevocably Guarantee the Notes on the same terms and subject to the same conditions as the Guarantors named in the Indenture, including pursuant to Article X thereof, on a joint and several basis with such Guarantors;

WHEREAS, pursuant to Section 9.1 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture; and

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts and requirements necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the benefit of the Holders of the Notes as follows:

1.            Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.           Agreement to Guarantee. FNF Parent acknowledges that it has received and reviewed a copy of the Indenture and all other documents it deems necessary to review in order to enter into this Supplemental Indenture, and acknowledges and agrees as and to the extent set forth herein to (i) join and become a party to the Indenture as indicated by its signature below;

(ii)   be bound by the Indenture, as of the date hereof, as if made by, and with respect to, each signatory hereto; and (iii) perform all obligations and duties required of a Guarantor pursuant to the Indenture. FNF Parent hereby agrees to fully, unconditionally and irrevocably Guarantee as a Guarantor the Guarantor Obligations on a senior basis, ranking equally as to payment with FNF

Parent’s other senior unsubordinated indebtedness, on the terms and subject to the conditions set forth in the Indenture, including, but not limited to, Article X thereof.

3.           Amendments to Indenture.

(a)       Preamble. The Preamble of the Indenture is hereby amended to add “, the

FNF Parent Guarantor” immediately after “(the “Subsidiary Guarantors” and together with the Parent.”

(b)       Section 1.1. Section 1.1, Definitions, of the Indenture is hereby amended to add the following definition in its proper alphabetical order:

“FNF Parent Guarantor” means Fidelity National Financial, Inc., a

Delaware corporation, and any successor thereto that expressly assumes the FNF Parent Guarantor’s Guarantee.”

(c)       Article III. Article III, Covenants, of the Indenture is hereby amended to add the following Section 3.14 at the end of such Article III:

“SECTION 3.14. FNF Parent Guarantor. For the avoidance of doubt, the FNF Parent Guarantor shall not be subject to any restriction or limitation set forth in this Article III and shall not be required to comply with any of the covenants set forth in this Article III.”

(d)       Article IV. Article IV, Successor Company and Successor Guarantor, of the Indenture is hereby amended to add the following Section 4.3 at the end of such Article IV:

“SECTION 4.3. When FNF Parent Guarantor May Merge or Otherwise Dispose of Assets. (a) Nothing contained in this Indenture shall limit the FNF Parent Guarantor’s ability to consolidate with or merge with or into another Person (whether or not the FNF Parent Guarantor is the surviving corporation), permit any Person to merge with or into the FNF Parent Guarantor or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person, provided, however, that the FNF Parent Guarantor covenants and agrees that any such consolidation or merger, sale, assignment, conveyance, transfer, lease or disposition (other than with or to the Company or another Guarantor) shall be upon the condition that the Guarantee of the FNF Parent Guarantor shall, by an indenture supplemental hereto, executed and delivered to the Trustee, be assumed by the Person formed by or resulting from any such consolidation or merger (provided that no such supplemental indenture shall be required if the FNF Parent Guarantor is the surviving Person upon the consolidation or merger), or which shall have been the recipient of all or substantially all of the properties and assets of the FNF Parent Guarantor. Every such successor Person upon executing an indenture supplemental hereto, as provided in this Section 4.3 in either substantially the same form as this Supplemental Indenture or in another form reasonably satisfactory to the Trustee, shall succeed to and be substituted for the FNF Parent Guarantor with the same effect as if it had been named herein as the “FNF Parent

Guarantor.”

(b) In the event of any such consolidation or merger, sale, assignment, conveyance, transfer, lease or disposition, the FNF Parent Guarantor or any successor Person which shall have theretofore have become such in the manner described in Section 4.3(a) shall be discharged from all obligations and covenants under this Indenture, the Notes and its Guarantee.”

(e) Section 10.2. Section 10.2, Limitation on Liability; Termination, Release and Discharge, of the Indenture is hereby amended to add the following Section 10.2(e) at the end of such Section 10.2:

“(e) Notwithstanding anything herein to the contrary, the Guarantee of the FNF Parent Guarantor may be terminated and discharged and be of no further force and effect, and the FNF Parent Guarantor will be automatically and unconditionally released from all of its obligations thereunder and under the Notes and the Indenture: (i) in connection with any consolidation or merger of the FNF Parent Guarantor with or into, or sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the assets of the FNF Parent Guarantor to, a Person that is not (either before or after giving effect to such transaction) the Company or a Guarantor, provided that the requirements set forth in Section 4.3 of the Indenture are satisfied, (ii) if the Holders of a majority in aggregate principal amount of the Notes consent to such release, in accordance with Section 9.2 of the Indenture or (iii) upon payment in full of the Notes. In connection with any release of the FNF Parent

Guarantor’s obligations under its Guarantee, the Notes and the Indenture, upon delivery by the Company to the Trustee of an Opinion of Counsel and an Officer’s Certificate to the effect that such release was made in accordance with the provisions of the Indenture, the Trustee will execute any documents reasonably required by the Company or the FNF Parent Guarantor in order to evidence the release of the FNF Parent Guarantor from its obligations under its Guarantee, the Notes and the Indenture. The Company shall give the Holders of the Notes prompt notice of any such release.”

4.            Execution and Delivery. FNF Parent agrees that the Guarantee shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

5.            No Recourse Against Others. No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Company or of any of the Guarantors shall have any liability for any obligations of the Company or its Restricted Subsidiaries under the Notes, the Indenture, this Supplemental Indenture, the Guarantees or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release shall be part of the consideration for the issuance of the Notes and the Guarantees.

6.            Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

7.            Waiver of Jury Trial. EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.            Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. This Supplemental Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmissions shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

9.            Effect of Headings. The Section headings herein have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

10.          The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by FNF Parent and the Company.

11.         Benefits Acknowledged. FNF Parent’s Guarantee is subject to the terms and conditions set forth in the Indenture. FNF Parent acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to its Guarantee are knowingly made in contemplation of such benefits.

12.          Successors. All agreements of FNF Parent in this Supplemental Indenture shall bind its successors, except as otherwise provided in this Supplemental Indenture. All agreements of the Trustee in this Supplemental Indenture shall bind their respective successors.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed,all as of the date first above written.

FIDELITY & GUARANTY LIFE HOLDINGS,INC.

By:	/s/ Eric L. Marhoun
Name: Eric L. Marhoun
Title: General Counsel and Secretary

[Signature Page to Supplemental Indenture]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

FIDELITY & GUARANTY LIFE HOLDINGS,INC.

By:
Name:
Title:

FIDELITY NATIONAL FINANCIAL, INC., as
Guarantor

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

[Signature page to Supplemental Indenture]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Tina D. Gonzalez
Name:Tina D. Gonzalez
Title: Vice President

[Signature Page to Supplemental Indenture]

Exhibit 99.1

Fidelity National Financial Completes Acquisition of FGL Holdings

JACKSONVILLE, Fla., June 1, 2020 /PRNewswire/ -- Fidelity National Financial, Inc. (NYSE: FNF) ("FNF") and FGL Holdings (“F&G”), today announced the completed acquisition of FGL Holdings by FNF on June 1, 2020. Under the terms of the definitive agreement, FNF issued approximately 27 million shares of FNF common stock and paid approximately $1.8 billion in cash to former holders of FGL ordinary and preferred shares.

"We are excited to have closed the acquisition of F&G ahead of schedule and are thrilled to welcome F&G’s employees and policyholders into the FNF family," commented FNF Chairman William P. Foley, II. “The F&G brand has a long and respected history in the life insurance and annuity industries. The acquisition of F&G offers FNF entry to an industry that is counter-cyclical to FNF’s title insurance business. FNF’s size, scale, and financial strength provides F&G with strategic advantages to grow and capitalize on incremental organic and inorganic growth opportunities."

F&G is a provider of annuity and life insurance products, providing deferred annuities, including fixed indexed annuities, fixed rate annuities and indexed universal life insurance.

“The team at F&G is excited to join the FNF family of companies, and we believe that, under the ownership and guidance of FNF, we will be able to power growth in our core channels, jump start our expansion into new channels, and accelerate our path towards higher ratings. All of this will allow us to provide terrific career opportunities for our team members and enable us to execute on our mission to help more people turn their aspirations into reality,” added Chris Blunt, F&G President and Chief Executive Officer.

BofA Securities and Trasimene Capital Management served as the advisors to the Special Committee of FNF, Weil, Gotshal & Manges LLP served as legal advisor to the FNF Special Committee, and Willkie Farr & Gallagher LLP served as the legal advisor to FNF.

Credit Suisse served as financial advisor to F&G, and Skadden, Arps, Slate, Meagher & Flom LLP served as legal advisor to F&G. Houlihan Lokey served as financial advisor to the F&G Special Committee, and Kirkland & Ellis LLP served as legal advisor to the F&G Special Committee.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. (NYSE: FNF) is a leading provider of title insurance and transaction services to the real estate and mortgage industries. FNF is the nation's largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States. More information about FNF can be found at fnf.com.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping people turn their aspirations into reality. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. F&G is a wholly-owned subsidiary of FNF and is headquartered in Des Moines, Iowa. For more information, please visit www.fglife.bm.

Cautionary Note Regarding Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This press release contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to F&G and FNF, including statements relating to the completed transaction and related matters. Such statements are subject to risks and uncertainties, many of which are beyond the control of F&G and FNF, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) changes in general economic, business and political conditions, including changes in the financial markets; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the closing of the completed transaction; (3) the risk that the transaction disrupts current plans and operations of F&G or FNF as a result of the closing thereof; (4) the ability to recognize the anticipated benefits of the completed transaction, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage their respective businesses profitably and to retain their key employees, including those experienced with post-transaction integration efforts; (5) costs related to the completed transaction; (6) changes in applicable laws or regulations; (7) the risk that the mergers may not be treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, in which case the completed transaction would be treated as a taxable sale by U.S. Holders of their F&G shares in exchange for the merger consideration; (8) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors, as well as the impact on the business, operations, results of operations and trading prices of the shares of F&G and FNF arising out of the COVID-19 outbreak; (9) the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; and (10) other risks and uncertainties identified in F&G’s and FNF’s filings with the U.S. Securities and Exchange Commission. Each of F&G and FNF cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. Neither F&G nor FNF undertakes any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by law.

FNF-G

SOURCE Fidelity National Financial, Inc.

Jamie Lillis, Managing Director, Solebury Trout, 203-428-3223, jlillis@soleburytrout.com